UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

246911101

(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Greenberg Traurig, LLP
33 Benedict Place, 2nd Floor	200 Park Avenue
Greenwich, CT 06830	New York, NY 10166
(212) 756-8040	(212) 801-2187

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,104,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,104,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,104,555 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%*

14.	Type of Reporting Person (See Instructions): PN

*Based on 69,415,415 outstanding shares of common stock (the “Common Stock”) of dELiA*s, Inc. (the “Issuer”) as disclosed in the Schedules to that certain Securities Purchase Agreement, dated as of February 18, 2014, by and among the Issuer and the investors party thereto.

Excludes any shares of Common Stock underlying the securities issuable to Prendel LLC upon automatic conversion of the principal amount of the PRENDEL Note (as defined herein) as such conversion is subject to receipt of stockholder approval.

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): PRENDEL LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,104,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,104,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,104,555 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%*

14.	Type of Reporting Person (See Instructions): OO

*Based on 69,415,415 outstanding shares of Common Stock of the Issuer as disclosed in the Schedules to that certain Securities Purchase Agreement, dated as of February 18, 2014, by and among the Issuer and the investors party thereto.

Excludes any shares of Common Stock underlying the securities issuable to Prendel LLC upon automatic conversion of the principal amount of the PRENDEL Note as such conversion is subject to receipt of stockholder approval.

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 174,242 (inclusive of 5,000 options to purchase Common Stock)

	8.	Shared Voting Power 7,104,555

	9.	Sole Dispositive Power 174,242 (inclusive of 5,000 options to purchase Common Stock)

	10.	Shared Dispositive Power 7,104,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,278,797 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): IN

*Based on 69,415,415 outstanding shares of Common Stock of the Issuer as disclosed in the Schedules to that certain Securities Purchase Agreement, dated as of February 18, 2014, by and among the Issuer and the investors party thereto.

Excludes any shares of Common Stock underlying the securities of the Issuer issuable to Prendel LLC upon automatic conversion of the principal amount of the PRENDEL Note as such conversion is subject to receipt of stockholder approval.

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Mario Ciampi

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 169,634 (inclusive of 5,000 options to purchase Common Stock)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 169,634 (inclusive of 5,000 options to purchase Common Stock)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 169,634 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%*

14.	Type of Reporting Person (See Instructions): IN

*Based on 69,415,415 outstanding shares of Common Stock of the Issuer as disclosed in the Schedules to that certain Securities Purchase Agreement, dated as of February 18, 2014, by and among the Issuer and the investors party thereto.

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”), Mario Ciampi (“Mr. Ciampi”) and PRENDEL LLC (“PRENDEL”; PRENDEL, Prentice Capital Management, Mr. Zimmerman and Mr. Ciampi are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

PRENDEL owns (i) 6,034,680 of the shares of Common Stock reported in this Amendment No. 7, (ii) 8,559 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and (iii) a Convertible Promissory Note, dated February 18, 2014 (the “PRENDEL Note”), issued by the issuer to PRENDEL in the aggregate principal amount of $1,144,100, which PRENDEL Note is automatically convertible into shares of Series B Preferred Stock, based upon a conversion price of $100, upon receipt of (and not prior to) stockholder approval of an amendment to the Issuer’s Certificate of Incorporation to increase its number of authorized shares of Common Stock. Prentice Capital Management serves as the investment manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein, the Series B Preferred Stock held by PRENDEL (including any shares of Series B Preferred Stock issuable to PRENDEL upon conversion of the PRENDEL Note) and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock. As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 7 (including any shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued and issuable to PRENDEL). Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management. As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 7 (including any shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued and issuable to PRENDEL). Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock owned by PRENDEL as reported in this Amendment No. 7 (including any shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued and issuable to PRENDEL), except to the extent of their pecuniary interest therein. In addition to the foregoing, (i) Mr. Zimmerman has beneficial ownership of 169,242 shares of Common Stock and options to purchase 5,000 shares of Common Stock granted to him in his capacity as a director of the Issuer and (ii) Mr. Ciampi has beneficial ownership of 164,634 shares of Common Stock and options to purchase 5,000 shares of Common Stock granted to him in his capacity as a director of the Issuer.

This Amendment No. 7 to the Schedule 13D amends the Schedule 13D as follows.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to that certain Securities Purchase Agreement, dated as of February 18, 2014 (the “Securities Purchase Agreement”), by and among the Issuer and the investors party thereto, PRENDEL purchased from the Issuer (i) the PRENDEL Note and (ii) 8,559 shares of Series B Preferred Stock.

The principal amount of the PRENDEL Note automatically converts into shares of Series B Preferred Stock, based upon a $100 conversion price, if the Issuer obtains stockholder approval (“Stockholder Approval”) of an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock in accordance with the terms of the Securities Purchase Agreement. The PRENDEL Note bears interest at the rate of 7.25% per annum, however, the interest shall not be payable if Stockholder Approval is obtained. The maturity date of the PRENDEL Note is the earlier to occur of (i) August 18, 2014 and (ii) the trading day following the failure to obtain Stockholder Approval at a meeting of stockholders of the Issuer.

The Series B Preferred Stock has the rights, preferences and privileges set forth in the Certificate of Designation of the Series B Convertible Preferred Stock (the “Certificate of Designation”). The Series B Preferred Stock ranks senior to the shares of Common Stock and the Issuer’s Series A Junior Participating Preferred Stock, with respect to dividend rights and rights upon a liquidation, dissolution or winding up of the Issuer.

The holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the board of directors of the Issuer, out of any funds legally available therefor, dividends per share of Series B Preferred Stock in an amount equal to 6.0% per annum of the stated value of a share of Series B Preferred Stock (i.e. $100)(the “Stated Value”). The first date on which dividends are payable is February 18, 2015, and, thereafter, dividends are payable semi-annually in arrears on February 18 and August 18 of each year (such first payment date, and each such semi-annual payment date, being a “Dividend Payment Date”). Dividends, whether or not declared, begin to accrue and be cumulative from the date the Series B Preferred Stock is issued. If the Issuer does not pay any dividend in full on any scheduled Dividend Payment Date, then dividends thereafter will accrue at an annual rate of 8.0% of the Stated Value from such scheduled Dividend Payment Date to the date that all accumulated dividends on the Series B Preferred Stock have been paid in cash in full. Any dividend payments made with respect to shares of Series B Preferred Stock will be made so long as such payments are permitted under the Issuer’s existing Credit Agreement with Salus Capital Partners, LLC.

Holders of Series B Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. The Series B Preferred Stock will be convertible at the option of the holders at any time into shares of Common Stock at a conversion price of $0.80 per share (the “Conversion Price”) (subject to adjustment), plus an amount in cash per share of Series B Preferred Stock equal to accrued but unpaid dividends on such shares through but excluding the applicable conversion date. If, at any time beginning eighteen (18) months after the closing of the Securities Purchase Agreement, the volume weighted average closing price of the Common Stock equals or exceeds two times the Conversion Price (as adjusted) for a period of 30 trading days in any 45 consecutive trading day period (the business day immediately following such 30th trading day, the “Mandatory Conversion Date”), then, at the Issuer’s election at any time thereafter, each share of Series B Preferred Stock shall be converted into shares of Common Stock at the Conversion Price, plus an amount of cash per share of Series B Preferred Stock equal to accrued but unpaid dividends on such shares through but excluding the Mandatory Conversion Date, subject to the limitations set forth in the Certificate of Designation.

As set forth in the Securities Purchase Agreement, the Issuer has agreed to file a registration statement to register for resale the shares of Common Stock underlying the Series B Preferred Stock (i) issued to the investors party to the Securities Purchase Agreement and (ii) issuable to such investors upon conversion of the Convertible Promissory Notes issued to such investors.

The foregoing descriptions of the Securities Purchase Agreement, the Certificate of Designations and the Convertible Promissory Notes do not purport to be complete and are qualified in their entirety by reference to the instruments filed as Exhibits 10.1 (in the case of the Securities Purchase Agreement), 4.1 (in the case of the Certificate of Designations) and 4.2 (in the case of the form of Convertible Promissory Note) to the Issuer’s Current Report on Form 8-K filed on February 18, 2014.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended and restated as follows:

(a) & (b): Prentice Capital Management and PRENDEL may be deemed to beneficially own, in the aggregate, 7,104,555 shares of Common Stock, representing approximately 10.1% of the Issuer’s outstanding Common Stock (based on 69,415,415 shares outstanding as noted on the cover pages to this Schedule 13D). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 7,278,797 shares of Common Stock (including options to purchase 5,000 shares of Common Stock granted to Mr. Zimmerman and the restricted shares of Common Stock previously granted to Mr. Zimmerman), representing approximately 10.3% of the Issuer's outstanding Common Stock (based on 69,415,415 shares outstanding as noted on the cover pages to this Schedule 13D). Mr. Ciampi may be deemed to beneficially own, in the aggregate, 169,634 shares of Common Stock (represented by options to purchase 5,000 shares of Common Stock granted to Mr. Ciampi and the restricted shares of Common Stock previously granted to Mr. Ciampi), representing 0.2% of the Issuer’s outstanding Common Stock (based on 69,415,415 shares outstanding as noted on the cover pages to this Schedule 13D).

(c) Each of Mr. Zimmerman and Mr. Ciampi were granted shares of restricted Common Stock of the Issuer on January 2, 2014 as previously disclosed in their respective Form 4 filings.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Other than as described in Item 4 and such agreements previously described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented by the addition of the following:

The following exhibits are incorporated into this Schedule 13D:

Exhibit 8 Securities Purchase Agreement, dated as of February 18, 2014, among the Issuer and the investors party thereto is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2014.

Exhibit 9 Form of Certificate of Designations of Series B Convertible Preferred Stock is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2014.

Exhibit 10 Form of Convertible Promissory Note is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2014.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2014

PRENDEL LLC

By: Prentice Capital Management, LP, its Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

/s/ Michael Zimmerman
Michael Zimmerman

/s/ Mario Ciampi
Mario Ciampi

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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